John B. Lowy, P.C.

ATTORNEYS AT LAW

645 Fifth Avenue, Suite 400

New York, New York 10022

Office (212) 371-7799

Fax (631) 614-7988

johnblowypc@yahoo.com

John B. Lowy*

*NY and NJ Bars

Mail Stop 3561

November 1, 2016

Ms. Susan Block

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	AAA Century Group USA, Inc. (f/k/a Crowd Shares Aftermarket, Inc.)
Preliminary Information Statement on Schedule 14C
Filed September 21, 2016
File No. 000-52769

Dear Ms. Block:

On behalf of my client AAA Century Group USA, Inc., f/k/a Crowd Shares Aftermarket, Inc. (the “Company”), I am filing this Amendment No. 1 to the Company’s Preliminary Schedule on Form 14C.

In response to your comment letter, a sentence has been added to provide the reason for the Company’s intent to effect a forward split of its outstanding common shares, if and when the Company’s Board of Directors authorizes a forward split.

I also added, in a few places, a reference to the Company’s corporate name before Crowd Shares Aftermarket, Inc.—Vinyl Products, Inc.—because some shareholders might have been issued shares with that name on their stock certificates, several years ago.

Respectfully submitted,

/s/ John B. Lowy

John B. Lowy

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